[Letterhead of Westway Group, Inc.]

September 15, 2011

VIA EDGAR AND OVERNIGHT COURIER

Mr. Karl Hiller, Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3628

Washington, DC 20549-3628

Re: Westway Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 15, 2011
File No. 1-34586

Dear Mr. Hiller:

Westway Group, Inc. ("Westway") confirms receipt of the letter dated September 1, 2011 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above-mentioned Form 10-K and Form 10-Q. In response to the Staff's comment, Westway acknowledges that:

    Westway is responsible for the adequacy and accuracy of the disclosure in the filing;

    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    Westway may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WESTWAY GROUP, INC.

/s/ Thomas A. Masilla, Jr.

Thomas A. Masilla, Jr.

Chief Financial Officer